Exhibit 99.1

LightInTheBox Holding Co., Ltd. Announces

Change in Registrant’s Certifying Accountant

LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), is a cross-border e-commerce platform that delivers products directly to consumers around the world.

Change in Registrant’s Certifying Accountant

The Company today announced the appointment of Marcum Bernstein & Pinchuk LLP (the “MBP”) as its independent registered public accounting firm, effective August 11, 2022. The appointment of MBP was made after a careful and thorough evaluation process and has been approved by the Company’s board of directors (the “Board”) and the audit committee of the Board. MBP is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (the “PCAOB”). MBP is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

On August 11, 2022 (the “Dismissal Date”), the Company dismissed Ernst & Young Hua Ming LLP (the “EY”). EY’s audit reports on the Company’s consolidated financial statements for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period through Dismissal Date, there have been (i)  no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the Company’s two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of MBP on August 11 2022, neither the Company nor anyone acting on its behalf consulted with MBP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by MBP that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY with a copy of the disclosures contained in this Form 6-K, and has requested EY to furnish a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from EY is filed as Exhibit 99.2 to this form 6-K.

The Company is working closely with EY and MBP to ensure a seamless transition.

The Board of the Company would like to express its sincere gratitude to EY for its professionalism and quality services.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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